Q1 2019 NEWS RELEASE All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares and per share amounts.

Pan American Silver Reports First Quarter 2019 Results
Guidance Updated to Include Mines Acquired Through Tahoe Transaction

Vancouver, B.C. - May 8, 2019 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) today reported unaudited results for the first quarter ended March 31, 2019 ("Q1 2019"). Pan American Silver’s unaudited condensed interim consolidated financial statements and notes ("financial statements"), as well as Pan American Silver’s Management's Discussion and Analysis ("MD&A") for the three months ended March 31, 2019, are available on Pan American Silver’s website at panamericansilver.com and on SEDAR at www.sedar.com.

Pan American Silver completed its previously announced acquisition of all of the issued and outstanding shares of Tahoe Resources Inc. ("Tahoe") on February 22, 2019. Pan American Silver's consolidated financial and operating results for the first quarter of 2019 reflect the contribution from the Tahoe mines (the "Acquired Mines") from February 22, 2019 onwards.

•	Net income of $33.8 million, equivalent to $0.19 basic earnings per share

•	Adjusted income of $8.7 million, equivalent to $0.05 basic adjusted income per share

•	Revenue of $232.6 million

•	Production on track to achieve annual guidance

“Our mines delivered solid results in the first quarter, despite soft precious metal prices, generating $61.4 million in operating cash flow before interest, taxes and working capital changes," said Michael Steinmann, President and Chief Executive Officer. "After closing the Tahoe transaction in February, Pan American is now a larger, more diversified company with enhanced growth prospects. As we integrate these new assets into our portfolio, we are focused on capturing synergies and maintaining low-cost, efficient operations across the company."

"The La Colorada skarn exploration program continues to return wide, high-grade intersects and we are looking forward to advancing this discovery towards releasing a first resource estimate later in the year. We also plan on commencing production from our COSE and Joaquin mines in Argentina in the second half of 2019," added Mr. Steinmann.

Consolidated Q1 2019 Highlights:

•	Silver production was 6.1 million ounces, which was in line with management's annual guidance.

•	Gold production was 80.5 thousand ounces, which was an increase reflecting the 38-day contribution from the Acquired Mines since acquisition.

•	Zinc, lead and copper production were 16.8 thousand tonnes, 6.5 thousand tonnes, and 2.0 thousand tonnes, respectively. Base metal production is on track to achieve annual 2019 production guidance.

•	Cash Costs(1) were $1.80 per ounce, reflecting the contribution of by-product gold credits from the Acquired Mines.

•	All-in sustaining costs per ounce sold ("AISC")(1) were $10.45 per ounce, including net realizable value ("NRV") inventory adjustments that increased costs by $1.33 per ounce.

•
Net cash used in operating activities of $12.9 million reflects $33.8 million in tax payments and a $37.9 million use of cash from working capital changes, mostly from closing costs related to the Tahoe acquisition.

•
At March 31, 2019, the Company had a cash and short-term investment balance of $121.6 million and $165.0 million available under its $500.0 million revolving credit facility. Working capital of $771.7 million included $376.4 million of net assets relating to the Bell Creek and Timmins mines, which are being

PAN AMERICAN SILVER CORP.	1

Q1 2019 NEWS RELEASE All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares and per share amounts.

classified as discontinued operations "held-for-sale" and thus included in working capital as at March 31, 2019. Total debt was $363.1 million, reflecting $335.0 million drawn on the credit facility in Q1 2019 to fund, in part, the cash purchase price for the Tahoe acquisition and to repay Tahoe's revolving credit facility, under which $125.0 million was outstanding at the date of acquisition. Total debt also includes $28.1 million in lease liabilities, the majority of which followed from the application of the new IFRS 16 rules.

•	Drilling at the newly discovered skarn deposit at La Colorada continues to return exceptional results with wide intersects of polymetallic mineralization; further details are provided below.

•	The shaft upgrade to 1,080 metres at the Bell Creek mine in Canada was completed in February and is performing at full capacity with limited material being transported via the mine ramp.

•
The Board of Directors has approved a cash dividend of $0.035 per common share, or approximately $7.3 million in aggregate cash dividends, payable on or about June 3, 2019, to holders of record of Pan American Silver’s common shares as of the close on May 21, 2019. Pan American Silver's dividends are designated as eligible dividends for the purposes of the Income Tax Act (Canada). As is standard practice, the amounts and specific distribution dates of any future dividends will be evaluated and determined by the Board of Directors on an ongoing basis.

(1) New Cost Reporting Measures
As a result of the Tahoe acquisition and the Company now operating three primary gold mines, we have revised reporting of Cash Costs and AISC to reflect a Silver Segment, a Gold Segment and on a Consolidated Silver Basis. Silver segment Cash Costs and AISC are calculated net of credits for realized revenues from all metals other than silver ("silver segment by-product credits"), and are calculated per ounce of silver sold. Gold segment Cash Costs and AISC are calculated net of credits for realized silver revenues ("gold segment by-product credits"), and are calculated per ounce of gold sold. Consolidated Cash Costs and AISC are based on total silver ounces sold and are net of by-product credits from all metals other than silver ("silver basis consolidated by-product credits"). Consolidated AISC includes Corporate general and administrative expense, and Exploration and project development expense. The "Cash Costs and AISC" table in this news release provides the segmented costs. For more information on these measures, please see the "Alternative Performance (non-GAAP) Measures" section of the MD&A for the period ended March 31, 2019.

Cash Costs, AISC, adjusted earnings, basic adjusted earnings per share, working capital and total debt are not generally accepted accounting principle ("non-GAAP") financial measures. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.

La Colorada exploration drilling
Exploration of the skarn mineralization at La Colorada continues at depth with over 7,200 metres drilled in Q1 2019. Hole U-26-19 drilled on the same section as drill hole U-68-18 (reported in Pan American Silver's news release dated February 20, 2019, with 308 metres of polymetallic mineralization) shows multiple thick widths of mineralized skarn over 270 metres wide. Pan American Silver's understanding of this large mineralized system continues to evolve, as the Company works toward developing a first resource estimate late in 2019.

Recent drill highlights include:
•U-86-18: 24.5 m at 37 g/t Ag, 0.28% Cu, 1.95% Pb, 4.27% Zn;
•and 8.7 m at 25 g/t Ag, 0.08% Cu, 3.41% Pb, 4.97% Zn
•U-08-19: 61.1 m at 80 g/t Ag, 0.23% Cu, 0.41% Pb, 3.27% Zn
•U-12-19: 22.1 m at 131 g/t Ag, 0.43% Cu, 0.59% Pb, 3.24% Zn
•U-22-19: 129.2 m at 45 g/t Ag, 0.10% Cu, 1.09% Pb, 4.02% Zn;
•including  84.5 m at 63 g/t Ag, 0.13% Cu, 1.27% Pb, 5.18% Zn
•U-26-19: 276.1 m at 34 g/t Ag, 0.18% Cu, 1.69% Pb, 3.76% Zn;
•including 47 m at 31 g/t Ag, 0.17% Cu, 2.49% Pb, 4.40% Zn;

PAN AMERICAN SILVER CORP.	2

Q1 2019 NEWS RELEASE All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares and per share amounts.

•including 151.9 m at 38 g/t Ag, 0.20% Cu, 1.73% Pb, 4.22% Zn;
•including 33.2 m @ 53 g/t Ag, 0.26% Cu, 2.32% Pb, 5.23% Zn

A summary of the drill results from the recently completed 7,200 metres of drilling is provided at the end of this new release. Results from hole U-22-19 are incomplete, as drilling continues on this hole.

CONSOLIDATED FINANCIAL RESULTS

	March 31, 2019	December 31, 2018
Weighted average shares during period (millions) Basic	176.5	153.3
Shares outstanding end of period (millions)	209.4	153.4

	Three months ended March 31,
	2019	2018

Revenue	$232,643	$206,961
Mine operating earnings	$17,194	$55,124
Net earnings	$33,812	$48,156
Basic earnings per share (1)	$0.19	$0.31
Adjusted earnings (2)	$8,705	$30,702
Basic earnings per share (1)	$0.05	$0.20
Net cash (used in) generated from operating activities	$(12,911)	$34,400
Net cash generated from operating activities before changes in working capital (2)	$25,025	$45,720
Sustaining capital expenditures	$34,742	$23,903
Project capital expenditures	$9,874	$10,078
Cash dividend per share	$0.035	$0.035
Average realized prices
Silver ($/ounce) (3)	15.52	16.78
Gold ($/ounce) (3)	1,300	1,333
Zinc ($/tonne) (3)	2,750	3,468
Lead ($/tonne) (3)	2,039	2,458
Copper ($/tonne) (3)	6,207	6,993

(1)	Per share amounts are based on basic weighted average common shares.

(2)
Non- GAAP measures: adjusted earnings, basic adjusted earnings per share, net cash generated from operating activities before changes in working capital are non-GAAP financial measures. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.

(3)	Metal prices stated are inclusive of final settlement adjustments on concentrate sales.

PAN AMERICAN SILVER CORP.	3

Q1 2019 NEWS RELEASE All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares and per share amounts.

OPERATING PERFORMANCE

Silver and Gold Production
The following table provides silver and gold production at each of Pan American Silver’s operations for the three month periods ended March 31, 2019 and 2018, except for the Acquired Mines, which only include production from February 22, 2019 to March 31, 2019:

	Silver Production (ounces ‘000s)		Gold Production (ounces ‘000s)
	Three months ended March 31,		Three months ended March 31,
	2019	2018	2019	2018
Silver Segment:
La Colorada	1,990	1,650	1.0	1.0
Dolores	1,112	1,202	30.0	34.3
Huaron	937	930	0.2	0.2
Morococha(1)	697	731	0.6	0.8
San Vicente(2)	851	764	0.1	0.1
Manantial Espejo/COSE/Joaquin	524	825	4.9	9.7
Gold Segment:
La Arena(3)	3		14.7
Shahuindo(3)	10		14.5
Assets held for sale:
Timmins (3)	2		14.4
Total (4)	6,125	6,102	80.5	46.2

(1)	Morococha data represents Pan American Silver's 92.3% interest in the mine's production.

(2)	San Vicente data represents Pan American Silver's 95.0% interest in the mine's production.

(3)
Reflects production results subsequent to the February 22, 2019 closing date of the Acquisition to March 31, 2019. Please refer to the "Acquisition of Tahoe" section of the MD&A for the period ended March 31, 2019 for more information. The Bell Creek and Timmins mines (together, "Timmins") are classified as assets-held-for sale in the Company's Q1 2019 Financial Statements, as described in Note 4 of the Company's Q1 2019 Financial Statements and in the "Acquisition of Tahoe" section of the MD&A for the period ended March 31, 2019.

(4)	Totals may not add due to rounding.

Base Metal Production

	Three months ended March 31,
	2019	2018
Zinc - kt	16.8	14.7
Lead - kt	6.5	5.2
Copper - kt	2.0	3.0

PAN AMERICAN SILVER CORP.	4

Q1 2019 NEWS RELEASE All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares and per share amounts.

Cash Costs and AISC
The following table reflects the Cash Costs and AISC net of by-product credits at each of Pan American Silver’s operations for the three months ended March 31, 2019, as compared to the same periods in 2018 for the Silver Segment mines and 38 days (February 22, 2019 through March 31, 2019) for the newly acquired Gold Segment mines:

	Cash Costs(1) ($ per ounce)		AISC(1) ($ per ounce)
	Three months ended March 31,		Three months ended March 31,
	2019	2018(2)	2019	2018(3)
La Colorada	2.16	(0.11)	3.37	1.87
Dolores	3.34	(2.14)	26.45	10.02
Huaron	4.38	(1.07)	8.54	2.95
Morococha	(1.01)	(10.18)	2.20	(6.89)
San Vicente	10.25	9.48	11.20	11.43
Manantial Espejo/COSE/Joaquin	27.53	17.14	27.94	11.43
Silver Segment Consolidated	5.46	1.47	10.83	5.19
Shahuindo	616	—	657	—
La Arena	642	—	1,263	—
Timmins(4)	976	—	1,116	—
Gold Segment Consolidated	768	—	1,082	—
Consolidated metrics per silver ounce sold(5):
All Operations	1.80	1.47	10.45	6.55
All Operations before NRV inventory adjustments	1.80	1.47	9.12	7.48

(1)
Cash Costs and AISC are non-GAAP measures. Please refer to the section “Alternative Performance (Non-GAAP) Measures” of the MD&A for the period ended March 31, 2019 for a detailed description of these measures and where appropriate a reconciliation of the measures to the Q1 2019 Financial Statements. G&A costs are included in the consolidated AISC, but are not allocated in calculating AISC for each operation.

(2)
Silver Segment Cash Costs per ounce sold are calculated based on Cash Costs, net of by-product credits divided by per ounce of silver sold and they are therefore different from previously reported Q1 2018 "Cash Costs", which were calculated based on cash costs net of by-product credits divided by payable silver ounces produced. The Q1 2018 cash costs per ounce sold included in the table above have been calculated and presented as comparative amounts to conform to the methodology used by the Company to calculate the Q1 2019 Cash Costs per ounce sold.

(3)
2018 AISC per ounce sold in the table above have been calculated and presented as comparative amounts to conform to the methodology used by the Company to calculate the 2019 AISC per ounce sold. The change in methodology relates to the sustaining capital calculation to account for the adoption of IFRS 16, with sustaining capital now including lease payments. Previously, leased assets were included as sustaining capital in the period of acquisition, while future related lease payments were excluded.

(4)
The Bell Creek and Timmins mines (together, "Timmins") are classified as assets-held-for sale in the Company's Q1 2019 Financial Statements, as described in the "Acquisition of Tahoe" section of the MD&A for the period ended March 31, 2019.

(5)	Consolidated silver basis total is calculated per silver ounce sold with gold revenues included within by-product credits.

PAN AMERICAN SILVER CORP.	5

Q1 2019 NEWS RELEASE All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares and per share amounts.

2019 GUIDANCE
The following table provides our guidance for 2019, which has been updated to include certain forecast amounts for the Acquired Mines from February 22, 2019 to December 31, 2019. The production in 2019 reflects a full year of production for the Silver Segment mines and from February 22, 2019 to December 31, 2019 for the Gold Segment mines. These estimates are forward-looking statements and information that are subject to the cautionary note associated with forward-looking statements and information at the end of this news release.

	Silver Production (million ounces)	Gold Production (thousand ounces)	Cash Costs ($ per ounce)(1)	AISC ($ per ounce)(1)
Silver Segment
La Colorada	8.0 - 8.2	4.1 - 4.8	2.50 - 3.50	3.50 - 4.50
Dolores	5.2 - 5.5	114.5 - 120.0	4.50 - 5.50	14.00 - 16.00
Huaron	3.6 - 3.7	0.5	6.00 - 7.00	7.50 - 9.25
Morococha (92.3%)(2)	2.8 - 2.9	1.2 - 1.5	3.10 - 4.00	7.00 - 9.00
San Vicente (95.0%)(3)	3.5 - 3.7	0.3	10.60 - 11.50	12.25 - 13.50
Manantial Espejo/COSE/Joaquin	3.4 - 3.6	42.0 - 45.0	17.00 - 18.50	17.75 - 19.50
Total(4)	26.5 - 27.5	162.5 - 172.5	6.50 - 7.50	9.75 - 11.25
Gold Segment:
Shahuindo	0.1	135.0 - 165.0	550 - 625	875 - 1,000
La Arena	—	117.5 - 122.5	800 - 850	1,275 - 1,325
Timmins(5)	—	155.0 - 160.0	890 - 940	1,025 - 1,075
Total(4)	0.1	407.5 - 447.5	740 - 810	1,025 - 1,125
Total Production(6)	26.6 - 27.6	570.0 - 620.0	—	—
Consolidated Silver Basis	—	—	(2.25) - 0.50	7.75 - 10.75

(1)
Cash Costs and AISC are non-GAAP measures. Please refer to the section “Alternative Performance (Non-GAAP) Measures” of the MD&A for the period ended March 31, 2019, for a detailed description of these measures and where appropriate a reconciliation of the measure to the Q1 2019 Financial Statements. The Cash Costs and AISC forecasts assume metal prices of $14.50/oz for silver, $2,600/tonne ($1.18/lb) for zinc, $1,950/tonne ($0.88/lb) for lead, $6,150/tonne ($2.79/lb) for copper, and $1,250/oz for gold; and average annual exchange rates relative to 1 USD of 19.50 for the Mexican peso ("MXN"), 3.33 of the Peruvian sol ("PEN"), 41.80 for the Argentine peso ("ARS"), 6.91 for the Bolivian boliviano ("BOL"), and $1.30 for the Canadian dollar ("CAD").

(2)	Morococha data represents Pan American Silver’s 92.3% interest in the mine's production.

(3)	San Vicente data represents Pan American Silver’s 95.0% interest in the mine's production.

(4)
As shown in the detailed quantification of consolidated AISC, included in the “Alternative Performance (Non-GAAP) Measures” section of the MD&A for the period ended March 31, 2019, Corporate general and administrative expense, and Exploration and project development expense are included in Consolidated (silver basis) AISC, though are not allocated amongst the operations and thus are not included in either the silver or gold segment totals.

(5)
The Bell Creek and Timmins mines (together, "Timmins") are classified as assets held for sale in the Company's Q1 2019 Financial Statements, as described in the Note 4 of the Company's Q1 2019 Financial Statements, and in the "Acquisition of Tahoe" section of the MD&A for the period ended March 31, 2019. The gold production from the Timmins operations is included in the consolidated guidance, pending resolution from the sale process.

(6)	Totals may not add due to rounding.

PAN AMERICAN SILVER CORP.	6

Q1 2019 NEWS RELEASE All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares and per share amounts.

Updated 2019 Capital Expenditure Guidance
The following table summarizes the Q1 2019 capital expenditures and updated 2019 guidance, which includes the Acquired Mines.

(in millions of USD)	Q1 2019 Actual	Updated 2019 Guidance
La Colorada	2.2	6.5 - 7.0
Dolores	13.1	53.0 - 54.0
Huaron	3.2	6.5 - 7.5
Morococha	1.9	11.0 - 12.0
San Vicente	1.0	6.5 - 7.5
Manantial Espejo	0.7	1.5 - 2.0
Shahuindo	0.2	47.5 - 49.0
La Arena	10.5	54.0 - 56.0
Timmins(1)	1.9	16.5 - 18.0
Sustaining Capital Sub-total(1)	34.7	203.0 - 213.0
Morococha projects	0.1	2.5
Mexico projects	2.0	7.5
Joaquin and COSE projects	5.9	20.0
Acquired Mines projects(1)	1.9	10.0
Project Capital Sub-total(1)	9.9	40.0
Total Capital	44.6	243.0 - 253.0

(1)
The Timmins mines are classified as assets-held-for sale in the Company's Q1 2019 Financial Statements, as described in Note 4 of the Company's Q1 2019 Financial Statements, and in the "Acquisition of Tahoe" section of the MD&A for the period ended March 31, 2019. The capital expenditures for the Timmins' operations are included in the consolidated guidance pending resolution from the sale process.

PAN AMERICAN SILVER CORP.	7

Q1 2019 NEWS RELEASE All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares and per share amounts.

La Colorada Drill Results
A summary of results from the recently completed 7,200 metres of drilling at La Colorada is provided in the following table(1)(2):

Drill hole ID	From (m)	To (m)	Interval (m)	Ag g/t	Cu%	Pb%	Zn%
U-86-18	57.6	57.7	0.2	46,654	0.49	1.82	1.62
and	160.7	161.6	0.9	944	0.56	2.36	3.73
and	273.9	289.4	15.5	19	0.10	1.74	4.32
and	323.3	347.8	24.5	37	0.28	1.95	4.27
and	451.9	554.1	102.2	20	0.09	1.70	2.91
incl.	451.9	506.9	55.0	16	0.04	1.71	3.16
incl.	530.1	547.5	17.4	30	0.04	2.62	3.90
and	661.8	670.5	8.7	25	0.08	3.41	4.97
U-01-19	90.1	94.4	4.4	297	0.19	1.15	2.44
and	409.7	414.3	4.6	121	0.04	5.38	4.57
and	630.4	634.1	3.7	149	0.24	0.60	0.47
U-10-19	706.0	708.6	2.5	37	0.22	0.79	11.35
and	743.8	748.2	4.5	39	0.15	0.86	5.83
and	762.7	766.7	4.1	64	0.07	0.48	4.40
U-08-19	230.7	245.3	14.6	51	0.25	2.88	5.97
and	472.1	474.7	2.6	824	0.06	10.91	11.87
and	551.8	567.9	16.1	44	0.11	4.22	8.03
and	616.9	657.7	40.8	37	0.12	0.83	3.44
and	677.1	738.2	61.1	80	0.23	0.41	3.27
and	771.4	784.5	13.1	42	0.21	0.14	4.06
and	793.5	895.7	102.2	15	0.16	0.34	3.14
incl.	793.5	815.3	21.8	21	0.12	1.56	4.99
U-12-19	110.9	140.4	29.5	47	0.28	1.46	3.11
and	657.7	669.4	11.7	98	0.22	1.47	5.72
and	718.1	800.8	82.7	61	0.25	0.56	2.34
incl.	718.1	740.2	22.1	131	0.43	0.59	3.24
incl.	769.6	795.1	25.5	61	0.24	0.92	4.11
and	884.8	887.6	2.8	753	1.03	4.82	6.48
U-22-19	41.8	60.6	18.8	93	0.24	5.43	4.99
and	106.7	121.9	15.2	87	0.20	2.02	6.13
and	648.7	777.9	129.2	45	0.10	1.09	4.02
incl.	693.4	777.9	84.5	63	0.13	1.27	5.18
U-26-19	441.0	475.8	34.8	20	0.06	1.71	3.02
and	482.7	501.4	18.8	21	0.09	1.74	2.93
and	536.3	812.3	276.1	34	0.18	1.69	3.76
incl.	536.3	583.2	47.0	31	0.17	2.49	4.40
incl.	593.0	744.9	151.9	38	0.20	1.73	4.22
incl.	779.2	812.3	33.2	53	0.26	2.32	5.23

(1)
The exploration drilling, sampling, and analytical data have been reviewed, verified, and compiled by Pan American Silver’s geology staff under the supervision of, or were reviewed by, Christopher Emerson, FAusIMM, Vice President Business Development and Geology, who is a Qualified Persons as that term is defined in National Instrument 43-101 (“NI 43-101").

(2)	True widths of the mineralized intervals are unknown at this time.

PAN AMERICAN SILVER CORP.	8

Q1 2019 NEWS RELEASE All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares and per share amounts.

First Quarter 2019 Unaudited Results Conference Call and Webcast

Date:	May 9, 2019
Time:	11:00 am ET (8:00 am PT)
Dial-in numbers:	1-800-319-4610 (toll-free in Canada and the U.S.)
+1-604-638-5340 (international participants)
Webcast:	panamericansilver.com
Callers should dial in 5 to 10 minutes prior to the scheduled start time. The live webcast and presentation slides will be available on the Company's website at www.panamericansilver.com. An archive of the webcast will also be available for three months.

Corporate Office:
625 Howe Street, Suite 1440
Vancouver, British Columbia
V6C 2T6 Canada

Tel: +1 604 684-1175
Fax: +1 604 684-0147

About Pan American Silver
Pan American Silver is the world's second largest primary silver producer, providing enhanced exposure to silver through a diversified portfolio of assets, large reserves and growing production. We own and operate mines in Mexico, Peru, Canada, Argentina and Bolivia. In addition, we own the Escobal mine in Guatemala that is currently not operating. In 2019, we celebrate our silver anniversary: 25 years of operating in Latin America, earning an industry-leading reputation for operational excellence and corporate social responsibility. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS”.
Learn more at panamericansilver.com.

For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

Technical Information
Grades are shown as contained metal before mill recoveries are applied. Samples from U-86-19, U-01-19, U-08-19 and U-12-19 were analyzed by Activation Laboratories Ltd (“Actlabs”) of Zacatecas, Mexico, using fire assay with gravimetric finish for gold, and by acid digestion with ICP finish for silver, lead, zinc, and copper. Drill hole samples from U-22-19 were prepared and assayed by Bureau Veritas in Hermosillo, Mexico, for gold using fire assay with gravimetric finish and assayed for silver, lead, zinc, and copper using complete acid digestion in their Vancouver, Canada laboratory. Samples from U-26-19 were prepared and assayed for at SGS in Durango, Mexico using fire assay with gravimetric finish for gold, and by acid digestion with ICP finish for silver, lead, and zinc. Samples from U-10-19 and a partial lot from U-22-19 were analyzed at the La Colorada mine laboratory, which is operated by our employees, using fire assay with gravimetric finish for gold and silver, and by acid digestion with atomic absorption finish for lead, zinc, and copper.  Pan American Silver implements a quality assurance and quality control ("QAQC") program including the submission of certified standards, blanks, and duplicate samples to the laboratories.  The results of the QAQC samples submitted by Actlabs, SGS Durango, and Bureau Veritas demonstrates acceptable accuracy and precision.  Some samples prepared and analyzed at the La Colorada internal laboratory were associated with some low grade standard failures, and the failed batches were resubmitted to SGS laboratory for re-analysis.  The Qualified Person is of the opinion that the sample preparation,

PAN AMERICAN SILVER CORP.	9

Q1 2019 NEWS RELEASE All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares and per share amounts.

analytical, and security procedures followed for the samples will be sufficient and reliable for the purpose of any future mineral resource and mineral reserve estimates.

Scientific and technical information contained in this news release have been reviewed and approved by Martin Wafforn, P.Eng., Senior Vice President Technical Services and Processing Optimization, and Christopher Emerson, FAusIMM, Vice President Business Development and Geology, each of whom are Qualified Persons, as the term is defined in Canadian National Instrument 43-101 - Standards of Disclosure of Mineral Projects ("NI 43-101").

For more detailed information regarding the Company’s material mineral properties as at December 31, 2018, and technical information related thereto, including a complete list of current technical reports applicable to such properties, please refer to the Company’s Annual Information Form dated March 12, 2019, filed at www.sedar.com or the Company’s most recent Form 40-F filed with the SEC.
Alternative Performance (Non-GAAP) Measures
In this news release, we refer to measures that are not generally accepted accounting principle ("non-GAAP") financial measures. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning as prescribed by IFRS as an indicator of performance, and may differ from methods used by other companies with similar descriptions. These non-GAAP financial measures include:

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Cash costs. The Company's method of calculating cash costs may differ from the methods used by other entities and, accordingly, the Company's cash costs may not be comparable to similarly titled measures used by other entities. Investors are cautioned that cash costs should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance.

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Adjusted earnings and basic adjusted earnings per share. The Company believes that these measures better reflect normalized earnings as they eliminate items that in management's judgment are subject to volatility as a result of factors, which are unrelated to operations in the period, and/or relate to items that will settle in future periods.

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All-in sustaining costs per silver or gold ounce sold, net of by-product credits ("AISC"). The Company has adopted AISC as a measure of its consolidated operating performance and its ability to generate cash from all operations collectively, and the Company believes it is a more comprehensive measure of the cost of operating our consolidated business than traditional cash costs per payable ounce, as it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company's consolidated earnings and cash flow.

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Total debt is calculated as the total current and non-current portions of: long-term debt, finance lease liabilities and loans payable. Total debt does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate the financial debt leverage of the Company.

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Working capital is calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.

Readers should refer to the "Alternative Performance (non-GAAP) Measures" section of the Company’s Management's Discussion and Analysis for the period ended March 31, 2019, for a more detailed discussion of these and other non-GAAP measures and their calculation.

Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: future financial or operational performance, including our estimated production of silver, gold

PAN AMERICAN SILVER CORP.	10

Q1 2019 NEWS RELEASE All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in thousands of U.S. dollars except number of shares and per share amounts.

and other metals in 2019, our estimated Cash Costs and AISC in 2019, and our expectations with respect to future metal prices and exchange rates; the ability of the Company to successfully complete any capital projects, the expected economic or operational results derived from those projects, and the impacts of any such projects on the Company; the approval or the amount of any future cash dividends; the ability of the Company to successfully put COSE and Joaquin mines into production and the timing thereof; the future results of exploration activities, including with respect to the skarn exploration program at La Colorada, and the timing of any subsequent disclosure on such results; our growth profile and opportunities as results of the acquisition of Tahoe; our ability to successfully integrate Tahoe’s operations and realize synergies and cost savings.

These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: our ability to realize the anticipated benefits and opportunities as a result of the acquisition of Tahoe; tonnage of ore to be mined and processed; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; our mineral reserve and resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the PEN, MXN, ARS, BOL, GTQ and CAD versus the USD); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala or other countries where the Company may carry on business, including legal restrictions relating to mining, including in Chubut, Argentina, risks relating to expropriation, and risks relating to the constitutional court-mandated ILO 169 consultation process in Guatemala; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption "Risks Related to Pan American's Business" in the Company's most recent form 40-F and Annual Information Form, as well as those factors identified in the section entitled “Risk Factors” in the Company’s management information circular dated December 4, 2018 with respect to the Arrangement, each filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near and longer term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

PAN AMERICAN SILVER CORP.	11